

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2023

Xianchang Ma
Chief Executive Officer and Chief Financial Officer
Tengjun Biotechnology Corp.
East Jinze Road and South Huimin Road
Food Industry Economic and Technology Development District
Jianxiang County , Jining City
Shandong Province, China

> **Re: Tengjun Biotechnology Corp.**
> **Form 8-K filed August 14, 2023**
> **File No. 333-169397**

Dear Xianchang Ma:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed August 14, 2023

Item 4.02 - Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1. Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including disclosure of the following information:
    - a brief description of the facts underlying your conclusion of non-reliance on your previously issued financial statements to the extent known to you at the time of filing; and
    - a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at 202-551-5004 or Ernest Greene at 202-551-3733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing